Exhibit 4.3

Arkados, INC.

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (this “Amendment”) is made and entered into as of January ___, 2017 (the “Effective Date”), by and between Arkados Group, Inc., a Delaware corporation (the “Company”), and __________ (the “Purchaser”).

RECITALS

A.          The Company sold, and the Purchaser purchased, a promissory note in the aggregate principal amount of __________ from the Company reflected by its Promissory Note No. ________ dated _____________ (the “Note”).

B.          Pursuant to Section 2.3 of the Note, the terms of the Note may be amended by an instrument in writing signed by the Company and the Purchaser.

C.          The Company and Purchaser, in connection to its financial interest in the Company as the holder of __________ shares of the Company’s common stock, hereby desires to amend certain terms of the Note as set forth below.

AGREEMENT

In consideration of the foregoing recitals and the mutual promises and covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

1.           Amendment to the Title of the Note. The third line of the title of Note shall be amended, restated and replaced in its entirety as follows:

“DUE MARCH 31, 2017”

2.           Amendment to the First Sentence of the First Paragraph of the Note. The first sentence of the first paragraph of the Note shall be amended, restated and replaced in its entirety as follows:

“Arkados Group, Inc., a Delaware corporation (the “Company”) with principal offices at 211 Warren Street, Suite 320, Newark, NJ 07103, for value received, hereby promises to pay the registered holder hereof (the “Holder”) the principal sum set forth above on March 31, 2017 (the “Maturity Date”), in such coin or currency of the United States of America as at the time of payment shall be the legal tender for the payment of public and private debts, and to pay interest, less any amounts required by law to be deducted or withheld, computed on the basis of a 365-day year, on the unpaid principal balance hereof from the date hereof (the “Original Issue Date”), at the rate of 10% per year, compounded quarterly, until such principal sum shall have become due and payable.”

3.           Waiver of Event of Default. If applicable, the Purchaser hereby waives any Event of Default (as defined under the Note) for the Company’s failure to observe or perform any other covenant, obligation, condition or agreement contained in the Purchaser’s Note if such breach occurred prior to the date of this Amendment. For avoidance of doubt, the Note shall continue to bear interest at the rate of 10% per year and not the Default Interest rate, as defined in the Note.

4.           Reaffirmation. Except as expressly provided herein, the undersigned agree that all of the terms, covenants, conditions, restrictions and other provisions contained in the Note shall remain in full force and effect.

5.           Entire Agreement. This Amendment, together with the Note, contains the entire agreement of the parties and supersedes any prior or contemporaneous written or oral agreements between them concerning the subject matter of this Amendment.

6.           Counterparts. This Amendment may be executed in counterparts, each of which shall be an original and all of which, taken together, shall constitute a single instrument.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date and year first above written.

COMPANY

Arkados Group, Inc.,
a Delaware corporation

By:	/s/ Terrence DeFranco
Name:	Terrence DeFranco
Title:	CEO

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date and year first above written

PURCHASER

/s/ Noteholder
[Name of Noteholder]

Address:

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